BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

August 27, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed on March 26, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

File No. 001-14649

Dear Mr. O’Brien, Ms. Long, Ms. Rocha and Ms. Jaskot:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, dated August 16, 2010 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, Definitive Proxy Statement on Schedule 14A filed on March 26, 2010 and Form 10-Q for the Fiscal Quarter Ended June 30, 2010. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K, the Definitive Proxy Statement, and Form 10-Q. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, the Definitive Proxy Statement, or Form 10-Q, unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

Form 10-K for the Year Ended December 31, 2009

Liquidity and Capital Resources, page 25

1.	We note your response to prior comment 5 with regard to cross default provisions. Your response indicates that under Release No. 33-8350 you are only required to disclose the cross default provisions and their impact if it is reasonably likely that you will default. Although you indicate that it is not reasonably likely you will default on a material covenant, it would enhance a readers’ knowledge of your debt agreements to include the facts that these arrangements have cross default and/or cross accelerations provisions as you have disclosed other terms such as maturity dates and interest rates in your footnotes and the covenants in your liquidity section. In future filings, revise to describe your cross default provisions and to the extent it is reasonably likely that you will breach a material covenant, disclose the impact that breach will have on those provisions.

RESPONSE:

In future filings, the Company will disclose the existence of cross default provisions and describe the types of events which might trigger a cross default. To the extent it is reasonably likely the Company will breach a material covenant, the Company will disclose the impact that the breach will have on those provisions.

2.	We note your response to prior comment 8 with regards to your Early Buy Program and its extended payment terms. In future filings, please revise disclosure to address the following:

•	Disclose your standard payment terms;

•	When discussing your changes in account receivable and its impact on cash flows and liquidity (prior comment 7), disclose the nature of the Early Buy Program and the payment terms of the program;

•	Since this is a program you have implemented historically, ensure that your disclosure of extended payment terms discusses any changes in those terms over the years;

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

•	Discuss how you determined that these terms are fixed and determinable and quantify how much of your accounts receivable balance at the balance sheet date relates to the program;

•	Discuss your DSOs and any significant variances in DSOs year over year, specifically addressing any impact the Early Buy Program has had on the ratios;

•	Discuss any collectability problems you have had with accounts under this program as you have in your response; and

•

Discuss how the timing of the Early Buy Program impacted your accounts receivable balance, liquidity and cash flows in addition to any impact this program may have on your inventory levels. For example, please ensure that your disclosure addresses any excess inventory levels in the distribution channels as a result of the program’s incentives.

RESPONSE:

As noted in our prior response, the Company recognizes that, during certain periods, the Early Buy Program may have a significant effect on our accounts receivable balance, liquidity and cash flows. We agree that disclosure regarding the effects of the Early Buy Program, and the extent of its use, would provide meaningful information to investors. Accordingly, the Company included the following disclosure within the Liquidity and Capital Resources section of its Management Discussion and Analysis in its March 31, 2010 Form 10-Q:

“Accounts Receivable increased $40.6 million in the 2010 quarter as a result of customers opting for extended payment terms rather than payment discounts offered during the Company’s early buy program in the 2010 quarter.

In addition, the Company included the following disclosure within the Liquidity and Capital Resources section of its Management Discussion and Analysis in its June 30, 2010 Form 10-Q:

“The increase in accounts receivable was primarily attributable to increased sales in the latter part of the 2010 six-month period as compared to the 2009 six-month period and, to a lesser extent, extended payment terms offered as a part of our early buy program. The Company expects to collect the accounts receivable balances during the first two to six weeks of the third quarter.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

As requested, in future filings, the Company will include additional disclosures necessary to provide investors with the information to assess the Company’s liquidity and cash flows. Such disclosures will include the following:

•	A discussion of the nature of the Early Buy Program including general payment terms of the program, the Company’s standard payment terms and its rationale for why such fees are fixed and determinable;

•

A discussion of the Company’s accounts receivable balance as it relates to the Early Buy Program at the balance sheet date and, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010, the expected period over which such accounts receivable balances are expected to be collected. The Company will also provide disclosure of any significant difficulty in collecting outstanding accounts receivable balances related to the Early Buy Program, if any. The Company believes this disclosure adequately provides investors with the information regarding the expected timing of the collection of accounts receivable. As the timing of the Early Buy Program can vary from period to period, providing the expected collection period is a more exact measure of collection than DSO statistics. Therefore, the Company does not propose to provide specific disclosure of DSO measures in future filings.

•	A discussion of changes in accounts receivable balances related to the Early Buy Program as well as any changes in terms over the years, and its impact on cash flows and liquidity.

As noted in our prior response, the Company’s Early Buy Program is used to encourage the sale of new or key products and to enable production planning. The program grants no right of return or refund to the customer. Given these factors, the Company does not believe its distributors purchase more material than can reasonably be resold. Therefore, the Company does not believe that the information obtained regarding inventory in the distribution channel would be meaningful to investors.

The Company believes that the disclosures discussed above are not expected to be significant to the Company’s 2010 fiscal third quarter, as sales under the Early Buy Program in the current and prior year were not significant. The Company further believes that these disclosures would be most appropriate in the Company’s 2010 Annual Report on Form 10-K. The Company also proposes to include these disclosures as considered necessary in any subsequent filings in which the Early Buy Program significantly affects the comparability of accounting information.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Note 14. Commitments and Contingencies, page 9

3.

With regard to your product warranties, we note that during the three months ended June 30, 2010, the Company experienced an increased trend in the number of warranty claims received which resulted in a $9.0 million charge recorded in the 2nd quarter 2010. You state that you experienced changes in the nature of warranty claims, including the expected cost to resolve such claims. Please tell us and revise future filings to discuss the nature of the claims you are now experiencing, how they are different from historical claims and why the cost to resolve is higher. We further note that you believe the increased number of claims is a result of the Company’s involvement in, and related public announcements about, the class action suit related to surface flaking of a limited amount of product produced and sold at the Nevada facility prior to the middle of 2006. Please explain why your claims would increase in the second quarter 2010 as a result of a 2006 product and why we would not see similar increased claims in the corresponding prior period.

RESPONSE: As noted in the Company’s June 30, 2010 Quarterly Report on Form 10-Q, the Company “warrants that its products will be free from material defects in workmanship.” Under its warranties, the Company is obligated, should a breach occur, “to replace the defective product or refund the purchase price.” Accordingly,

“The Company establishes warranty reserves to provide for estimated future expenses as a result of product defects that result in claims. Reserve estimates are based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, on a quarterly basis based on the differences between actual experience and historical estimates.”

Substantially all of the warranty claims currently settled by the Company relate to a material defect that results in surface flaking several years after installation of the product and exposure to the elements. The Company believes that the defective material represents a limited amount of the material produced at its Nevada facility prior to the middle of 2006.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

In early 2009, a class action lawsuit was filed against the Company related to surface flaking, asserting that Trex should pay for labor when settling its surface flaking warranty obligations. In July of 2009, a Federal District Court granted preliminary approval of a settlement, in which the Company agreed to expand the rights provided by its warranty to not only replace defective material, but also to cover a portion of the labor costs related to product replacement. The Company also agreed to provide a partial labor payment for claims that had already been settled with material only, provided that such “labor only” claims had to be filed prior to the end of February 2010. In August of 2009, as required by the settlement, the Company provided public notice of the settlement in certain prominent weekly magazines and newspapers.

The majority of claims originate from phone calls placed to a call center. Based on information provided by the claimant during the initial contact, the Company classifies the claim as either ‘material and labor’ or ‘labor only.’ ‘Labor only’ claims have a much lower settlement cost than ‘material and labor’ claims. After initial contact, the Company sends a claims package to the claimant explaining how to file a claim and what information is needed to resolve the claim. The Company’s evaluation of claims includes obtaining additional information from the claimant—such as descriptions and pictures of the product, date of installation and proof of home ownership and product purchase—possible on-site inspection of the decking material, and, ultimately, an offer and acceptance process.

As a part of its quarterly closing process, the Company reviews available information to estimate the percentage of ‘labor only’ and ‘material and labor’ claims. As is expected from the description above, resolution of claims with customers is an iterative process in which the specific requests from customers and requirements to settle a claim can change as information about claims is obtained. The Company’s estimates are based on historic information as well as information received in the claims evaluation process at the date of the estimate. During the Company’s 2nd quarter of 2010, new information received from claimants and inspections indicated that a significant number of claims, that had been classified as “labor only” claims were determined to be “material and labor” claims. This new information related to known claims necessitated an increase to the Company’s warranty reserve in the quarter as the Company increased its estimate of claim settlement costs. In addition, prior to the Company’s 2nd quarter of 2010, the Company believed that claims activity would be consistent with its estimates. However, the additional information regarding the type of claims (“labor only” vs. “material and labor”) received and the level of claims activity caused the Company’s expectation of the number of and cost to settle future claims to increase, necessitating a further increase in the warranty reserve.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

In future filings, the Company will provide additional disclosures relating to the nature of the claims, differences from historical claims and higher resolution costs to the extent such items are considered material.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

Annual Incentive Plan Compensation, page 21

Long-Term Compensation, page 22

4.	We note your response to our prior comment 13. The causal connection between the disclosure of your past EPS and free cash flow targets and any competitive harm is not clear. Please provide us with a detailed analysis as to why disclosure of each of the performance targets would cause you competitive harm. We note your statement that the EPS are free cash flow targets “are not disclosed because they are derived from confidential internal business plans.” Please explain specifically how competitors would gain insight into your confidential business plan from disclosure of your targets, which are similar to categories of information contained in your publicly-available financial statements. Further, we note that you state that certain information could be determined by competitors, such as whether you “have multi-year plans to increase [your] market share by discounting prices,” whether you would be “raising prices,” or whether you might be taking “steps to decrease manufacturing costs or otherwise increase [your] profitability.” It is unclear how a competitor could discern such information from disclosure of your past EPS and free cash flow targets. Please advise. In the alternative, please disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance targets.

RESPONSE:

In future definitive proxy statements, the Company will disclose previously established goals for the Company’s latest completed fiscal year and disclose how the actual awards based on achievement or non-achievement of the applicable performance targets were determined.

5.	We note your use of free cash flow as a performance target. Because all companies do not calculate free cash flow in the same manner, please disclose how you calculate free cash flow. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Pam Long, Assistant Director

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

August 27, 2010

RESPONSE:

“Free Cash Flow” means “Net cash provided by operating activities” less “Expenditures for property, plant and equipment” as such terms are used and reported in Consolidated Statement of Cash Flows in our Annual Report on Form 10-K for the year ended December 31, 2009.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS PLC

/s/ Brian M. Brown

Brian M. Brown

cc:	James E. Cline, Vice President and Chief Financial Officer

William R. Gupp, Chief Administrative Officer, General Counsel and Secretary